Exhibit 99.1

[This document is an English translation provided for informational purposes only. In event of any discrepancy between this translated document and the Spanish original, the original should prevail.]

CORPORATE RESTRUCTURING INFORMATION STATEMENT

December 4, 2025

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.

Bosque de Alisos 47-A, Piso 4

Col. Bosques de las Lomas, Cuajimalpa de Morelos

C.P. 05120, Ciudad de México, México

Markets where listed: Bolsa Mexicana de Valores, S.A.B. de C.V. and New York Stock Exchange

BMV ticker symbol: ASUR

NYSE ticker symbol: ASR

Filed in accordance with Article 104 section IV of the Securities Market Law and Article 35 of the General Provisions Applicable to Issuers of Securities and other Securities Market Participants issued by the National Banking and Securities Commission. Grupo Aeroportuario del Sureste, S.A.B. de C.V. (“ASUR”) is a foreign private issuer under the rules of the U.S. Securities and Exchange Commission and is therefore exempt from compliance with the proxy rules set forth in the U.S. Securities Exchange Act of 1934. This English version is provided for informational purposes only and has been prepared to comply with the disclosure obligations set forth in the U.S. Securities Exchange Act of 1934.

Capitalized words and terms not defined in this Information Statement shall have the meanings ascribed to them in the Issuer's annual report for the year ended December 31, 2024, which may be consulted by accessing the Issuer's website at www.asur.com.mx/inversionistas and the Mexican Stock Exchange's website at www.bmv.com.mx.

Summary of the Transaction

The transaction described in this Information Statement consists of the acquisition, for approximately US$936 million, of up to 100% of the shares representing the capital stock of Companhia de Participações em Concessões (CPC Aeroportos), through our subsidiary Aeropuerto de Cancún, S.A. de C.V. CPC Aeroportos is an operator of 20 airports in Latin America, including 17 in Brazil, one in Costa Rica, one in Ecuador and one in Curaçao, and is a wholly-owned subsidiary of Motiva de Infraestructura de Mobilidade, S.A. On November 18, 2025, Aeropuerto de Cancún, S.A. de C.V., reached an agreement with Motiva de Infraestructura de Mobilidade, S.A. to acquire its entire stake in CPC Aeroportos.

This acquisition aligns with our long-term strategy of seeking growth and diversification opportunities that generate value, positioning us as an international leader in airport infrastructure operations. This transaction is expected to allow ASUR to expand its international network, increase passenger traffic, and increase its exposure to other regions by adding four new markets in Latin America and the Caribbean, including Brazil, currently the largest aviation market in Latin America in terms of passenger traffic.

ASUR expects to secure financing from JPMorgan Chase Bank, N.A. to fund the transaction, in addition to ASUR's cash on hand.

For more information, please see section "Executive Summary – The Transaction" of this Information Statement.

Characteristics of the Share Certificates

The Transaction described in this Information Statement will have no effect on the shares representing the Issuer's capital stock or on the rights and obligations conferred by such securities.

THIS INFORMATION STATEMENT IS NOT AN OFFER TO SELL SECURITIES IN MEXICO OR THE UNITED STATES OF AMERICA, OR IN ANY OTHER JURISDICTION, BUT HAS BEEN PREPARED AND IS MADE AVAILABLE TO THE ISSUER'S SHAREHOLDERS AND THE GENERAL PUBLIC SOLELY FOR THE PURPOSE OF PROVIDING INFORMATION TO SHAREHOLDERS, IN ACCORDANCE WITH THE MEXICAN SECURITIES MARKET LAW, THE MEXICAN GENERAL PROVISIONS APPLICABLE TO SECURITIES ISSUERS AND OTHER SECURITIES MARKET PARTICIPANTS, AND OTHER APPLICABLE LEGISLATION.

ASUR will publish an English translation of this Information Statement for informational purposes only, which will be available for consultation on ASUR's website and on the SEC's website at www.sec.gov as a notice in the form of a 6-K.

The shares representing the capital stock of ASUR are registered in the National Securities Registry maintained by the National Banking and Securities Commission and are traded on the Mexican Stock Exchange, S.A.B. de C.V. under the ticker symbol ASUR.

Registration in the National Securities Registry does not imply certification of the quality of the securities, the solvency of the Issuer, or the accuracy or veracity of the information contained in this statement, nor does it validate any acts that may have been carried out in violation of the law.

Copies of this Information Statement are available to the Issuer's shareholders in the Investor Relations area, whose offices are located at Bosque de Alisos No. 47-A, fourth floor, Colonia Bosques de las Lomas, 05120, Mexico City, Mexico; Attn: Adolfo Castro Rivas, telephone: +52 55 5284 0408 and email acastro@asur.com.mx.

The electronic version of this Information Statement may be consulted on the Issuer's website at www.asur.com.mx/inversionistas and on the website of the Mexican Stock Exchange, S.A.B. de C.V. at www.bmv.com.mx.

Capitalized words and terms not defined in this Information Statement shall have the meanings attributed to them in ASUR's annual report for the year ended December 31, 2024, which can be consulted by visiting the Issuer's website at www.asur.com.mx/inversionistas and the Stock Exchange's website at www.bmv.com.mx.

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TABLE OF CONTENTS

GLOSSARY OF TERMS AND DEFINITIONS	3

EXECUTIVE SUMMARY	4

DETAILED INFORMATION ON THE TRANSACTION	6

PARTIES TO THE TRANSACTION	13

RISK FACTORS	22

SELECTED FINANCIAL INFORMATION	27

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION	33

RELEVANT CONTRACTS	35

RESPONSIBLE PERSONS	36

ANNEXES	37

Annex 1. Opinion of the Issuer's independent external auditors on the basis for preparing the pro forma financial information.

Annex 2. ADSs Voting Procedure.

The annexes attached to this Information Statement form an integral part thereof.

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GLOSSARY OF TERMS AND DEFINITIONS

Unless otherwise defined herein, capitalized terms used in this Information Statement and listed below shall have the following meanings, which shall apply equally to the singular or plural forms of such terms:

Term	Definition
“Stock Exchange”	Means the Mexican Stock Exchange, S.A.B. de C.V., or, failing that, any stock exchange authorized to operate as such by the Ministry of Finance and Public Credit.

“Information Statement”	Refers to this corporate restructuring information statement. Prepared in accordance with Mexican Securities Market Law and the Mexican General Provisions Applicable to Securities Issuers and Other Securities Market Participants in connection with the Transaction.

“Issuer” or “ASUR”	Grupo Aeroportuario del Sureste, S.A.B. de C.V.

“Cancun Airport”	Cancun Airport, S.A. de C.V.

“CPC Aeroportos”	Companhia de Participações em Concessões.

“Pro Forma Condensed Consolidated Financial Statements”	Unaudited Pro Forma Condensed Consolidated Financial Statements of the Issuer for the nine-month periods ended September 30, 2025, and 2024, and for the year ended December 31, 2024. The Pro Forma Condensed Consolidated Financial Statements reflect the impact of the Transaction.

“IFRS”	Refers to the International Financial Reporting Standards, as defined by the International Accounting Standards Board (IASB), also known as Normas Internacionales de Información Financiera (NIIFs).

“Transaction”	Means the acquisition of 100% of the shares representing the capital stock of CPC Aeroportos, as described in this Information Statement.

“Annual Report”	Means the Issuer's annual report for the fiscal year ending December 31, 2024, which is incorporated by reference to this Information Statement and can be consulted by visiting the Issuer's website at www.asur.com.mx/inversionistas and the Stock Exchange's website at www.bmv.com.mx.

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EXECUTIVE SUMMARY

The following is a summary that provides a brief description of the most relevant aspects of the Transaction, which is not intended to be exhaustive and contains all information that may be relevant to it, and is supplemented by the detailed information and financial information included in other sections of this Information Statement.

This Information Statement should be read carefully in its entirety, including the sections entitled "Risk Factors," "Detailed Information on the Transaction," and "Management's Discussion and Analysis of Operating Results and Financial Condition," as well as the Pro Forma Financial Statements and notes thereto, included in this Information Statement, which is supplemented by the information provided in the Annual Report, which is incorporated by reference into this Information Statement. This document can be consulted on the Stock Exchange's website at www.bmv.com.mx and on the Issuer's website at www.asur.com.mx/inversionistas.

This document contains certain forecasts, projections and forward-looking statements that reflect the current vision or expectations of ASUR and its management regarding its performance, business, and future events. ASUR uses words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guidelines," "should," and other similar expressions to identify forecasts or projections, but this is not the only way in which it refers to them. Such statements are subject to certain risks, uncertainties, and assumptions. By their very nature, such statements are subject to certain risks, uncertainties, and assumptions, both general and specific, and there are risks that predictions, forecasts, projections, and other forward-looking statements may not be achieved. ASUR cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed herein.

These forward-looking statements are made only as of the date of this Information Statement. ASUR is under no obligation and expressly disclaims any intention or obligation to update or review any forecast or projection that may result from new information, future events, or any other cause. All forward-looking statements, whether written, oral, or electronic, that can be attributed to us or to persons acting on our behalf are expressly subject in their entirety to this Information Statement.

The Transaction

The transaction described in this Information Statement consists of the acquisition, for approximately US$936 million, of up to 100% of the shares representing the capital stock of Companhia de Participações em Concessões (CPC Aeroportos), through our subsidiary Aeropuerto de Cancún, S.A. de C.V. CPC Aeroportos is an operator of 20 airports in Latin America, including 17 in Brazil, one in Costa Rica, one in Ecuador and one in Curaçao, and is a wholly-owned subsidiary of Motiva de Infraestructura de Mobilidade, S.A. On November 18, 2025, Aeropuerto de Cancún, S.A. de C.V., reached an agreement with Motiva de Infraestructura de Mobilidade, S.A. to acquire its entire stake in CPC Aeroportos.

This acquisition aligns with our long-term strategy of seeking growth and diversification opportunities that generate value, positioning us as an international leader in airport infrastructure operations. This transaction is expected to allow ASUR to expand its international network, increase passenger traffic, and increase its exposure to other regions by adding four new markets in Latin America and the Caribbean, including Brazil, currently the largest aviation market in Latin America in terms of passenger traffic.

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ASUR expects to secure financing from JPMorgan Chase Bank, N.A. to fund the transaction, in addition to ASUR's cash on hand.

The closing of the transaction is subject to customary conditions precedent, including various regulatory approvals related to airport infrastructure and economic competition in Brazil. We expect the transaction to close in the second quarter of 2026.

ASUR's Board of Directors has viewed the transaction favorably and has decided to submit it to the Shareholders' Meeting for consideration, also proposing that broad powers be granted for its formalization and execution.

The Seller

Motiva Infraestrutura de Mobilidade S.A. is Brazil's largest mobility infrastructure company, operating in the toll road, railway, and airport segments. It operates 37 assets in 13 Brazilian states and has more than 16,000 employees. The company is responsible for the management and maintenance of 4,475 kilometers of toll roads, providing 3,600 daily services. Its rail platform, which manages subways, trains, and light rail vehicles, transports 750 million passengers per year. In airports, with 17 units in Brazil and three abroad, it serves around 45 million passengers per year. The company has been included in the B3 sustainability index for 14 years. For more information, visit www.motiva.com.br

CPC Aeroportos

CPC Aeroportos is a wholly-owned subsidiary of Motiva de Infraestrutura de Mobilidade, S.A., dedicated to the development, operation, and management of airport concessions in Brazil and Latin America. The company manages a portfolio of 20 airports, 17 of which are located in Brazil, including terminals such as Belo Horizonte, Curitiba, Foz do Iguaçu, and Recife, and three abroad, located in Ecuador, Costa Rica, and Curaçao. These airports serve more than 45 million passengers annually on domestic and international flights and operate under long-term concession agreements with federal and local authorities.

The Issuer

Information about this section is available in the Issuer’s Annual Report and Quarterly Report, which are incorporated by reference into this Information Statement. These documents are available at www.bmv.com.mx and on the Issuer's website at www.asur.com.mx/inversionistas.

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DETAILED INFORMATION ON THE TRANSACTION

The transaction described in this Information Statement consists of the acquisition, for approximately US$936 million, of up to 100% of the shares representing the capital stock of Companhia de Participações em Concessões (CPC Aeroportos), through our subsidiary Aeropuerto de Cancún, S.A. de C.V. CPC Aeroportos is an operator of 20 airports in Latin America, including 17 in Brazil, one in Costa Rica, one in Ecuador and one in Curaçao, and is a wholly-owned subsidiary of Motiva de Infraestructura de Mobilidade, S.A. On November 18, 2025, Aeropuerto de Cancún, S.A. de C.V., reached an agreement with Motiva de Infraestructura de Mobilidade, S.A. to acquire its entire stake in CPC Aeroportos.

This acquisition aligns with our long-term strategy of seeking growth and diversification opportunities that generate value, positioning us as an international leader in airport infrastructure operations. This transaction is expected to allow ASUR to expand its international network, increase passenger traffic, and increase its exposure to other regions by adding four new markets in Latin America and the Caribbean, including Brazil, currently the largest aviation market in Latin America in terms of passenger traffic.

ASUR expects to secure financing from JPMorgan Chase Bank, N.A. to fund the transaction, in addition to ASUR's cash on hand.

The closing of the transaction is subject to customary conditions precedent, including various regulatory approvals related to airport infrastructure and economic competition in Brazil. We expect the transaction to close in the first quarter of 2026.

We believe that the Transaction will allow us to integrate CPC Aeroportos’ airport activities with ASUR's current operations in Mexico, Puerto Rico, and Colombia, and will enable us to expand our international presence by adding a network of 20 airports in South America, mainly in Brazil, thus consolidating our position as one of the leading airport groups on the continent.

On December 4, 2025, ASUR published the call for an Ordinary General Shareholders' Meeting to be held on January 26, 2026. Among other matters, the shareholders' meeting will discuss and, if appropriate, approve the Transaction by our Shareholders.

The Board of Directors of ASUR has viewed the described transaction favorably and has resolved to submit it to the Shareholders' Meeting for consideration, further proposing that broad powers be granted for its formalization and execution.

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Preliminary Steps

Shareholders' Meeting of the Issuer

On December 4, 2025, the Issuer's Shareholders' Meeting was convened, which will be held on January 26, 2026, at which the Transaction will be presented and, consequently, the request for approval of the Issuer's participation in the processes leading to the possible acquisition of up to all of the assets or shares representing the share capital of CPC.

Approval by the Issuer's Board of Directors

At its meeting on September 30, 2025, the Issuer's Board of Directors favorably received the acquisition proposal described herein and resolved to propose it to the Shareholders' Meeting, in the event that management materializes the proposal and achieves a transaction to propose to the Meeting. Subsequently, the Issuer published the following press release:

"ASUR SIGNS DEAL TO ACQUIRE MOTIVA’S STAKE IN AIRPORT BUSINESS IN BRAZIL, ECUADOR, COSTA RICA AND CURAÇAO

Mexico City, Mexico and Sao Paulo, Brazil, November 18, 2025 – Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR) (“ASUR”) and Motiva Infraestrutura de Mobilidade S.A. (B3: MOTV3) (“Motiva”) today announced that ASUR has entered into a purchase agreement with Motiva to acquire all of the issued and outstanding equity interest of Companhia de Participações em Concessões (“CPC”), a wholly owned subsidiary of Motiva, for a purchase price of R$5,000 million (US$936 million)12, with an implied enterprise value R$13,700 million (US$2,566 million).2,3

CPC owns equity interests in 20 airports with concessions in Brazil, Ecuador, Costa Rica and Curaçao. The portfolio includes the Quito International Airport in Quito, Ecuador, the Juan Santamaria International Airport in San Jose, Costa Rica, the Curaçao International Airport in Curaçao, the Confins International Airport in Brazil, as well as the Pampulha airport, the Bloco Sul airports, and the Bloco Central airports in Brazil. The portfolio reported EBITDA for the twelve-month period ending September 30, 2025, on an 100% basis, of R$2,000 million (US$375 million2) and, on a proportionate basis to CPC’s stake, of R$1,300 million (US$243 million2); and, net financial debt as of September 30, 2025, on an 100% basis, of R$6,300 million (US$1,180 million2).

The acquisition represents a stepping stone in ASUR’s expansion strategy in the region adding 4 new markets in Latin America and the Caribbean, including Latin America’s largest aviation market by passengers, Brazil, to ASUR’s existing presence in Mexico, Colombia and Puerto Rico. This acquisition will add more than 45 million passengers to ASUR’s 71 million reported in 2024, consolidating ASUR as the leading airport operator in the Americas. Out of the 20 airports in CPC’s portfolio, 17 have more than 15 years remaining in their concession life.

The closing of the transaction, which is expected to occur during the first half of 2026, is subject to customary conditions precedent.

1 Equity value of CPS

2 Assuming a conversion USDBRL Exchange rate of 5.34

3 Enterprise value on an 100% ownership of all the subsidiaries of CPC

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ASUR expects to fund the transaction with cash on hand and committed debt financing provided by JPMorgan Chase Bank, N.A.. J.P. Morgan Securities LLC is serving as exclusive financial advisor and BMA Advogados, CorralRosales, Deloitte, De Cuba Ormel Noordhuizen and Brown Lawyers are serving as legal advisors to ASUR.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

About Motiva

Motiva Infraestrutura de Mobilidade S.A. (Motiva) is the largest mobility infrastructure company in Brazil, operating in the Toll Road, Railways, and Airport segments. It operates 37 assets in 13 Brazilian States and has more than 16,000 employees. The Company is responsible for the management and maintenance of 4,475 kilometers of toll roads, providing 3,600 services a day. Its railway platform, which manages subways, trains, and VLT, transports 750 million passengers per year. In airports, with 17 units in Brazil and three abroad, it serves roughly 45 million customers every year. The Company has been listed on B3’s sustainability index for 14 years. For more information, visit www.motiva.com.br.”

Shareholders' Meeting of the Issuer

On January 26, 2026, a General Shareholders' Meeting of the Issuer will be held, at which the Issuer's shareholders will, among other matters, discuss and vote on the approval of the acquisition described herein.

Purchase Agreement

On November 18, 2025, Motiva de Infraestrutura de Mobilidade, S.A. and Cancun Airport signed a purchase agreement, pursuant to which Aeropuerto de Cancún will acquire the entire CPC business, subject to the usual conditions for this type of transaction, including applicable corporate and regulatory authorizations.

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Conditions

The completion of the Transaction will be subject to the fulfillment of various conditions, including those related to obtaining authorizations, consents, or no objections from the competent government authorities in the jurisdictions involved. In cases where prior approval from an authority is not required to carry out the Transaction, the Parties shall cooperate in good faith and use their best reasonable efforts to implement a joint communication plan to respond in a coordinated and consistent manner to any requests, requirements, or clarifications that such authorities may make. This cooperation shall involve the joint preparation of responses, documents, and clarifications, as well as the timely exchange of relevant information and communications.

Likewise, the Parties undertook to proactively negotiate and make their best efforts to enable and finalize the closing of the Transaction, including entering into agreements or commitments with the competent government authorities, and oppose any order, resolution, or measure that could restrict, prevent, or delay such closing. If any authority imposes conditions or recommendations for granting its approval, the Parties undertake to negotiate in good faith in order to comply with them and successfully complete the Transaction.

Additionally, in accordance with the applicable legislation in each jurisdiction, ASUR and Motiva de Infraestructura de Mobilidade, S.A. shall jointly and timely prepare and submit all necessary notifications, communications, and documents to the relevant economic competition authorities in order to obtain authorization for the consummation of the Transaction, including, where applicable, any pre-notification projects that may be required in such jurisdictions. Subject to the provisions of applicable laws.

The Issuer and Motiva de Infraestructura de Mobilidade, S.A. shall cooperate with each other in the preparation of such notifications and shall provide, in a timely manner, the information and documentation reasonably required for such purpose. To the extent permitted by applicable law.

Once the Transaction becomes effective, CPC Aeroportos will become a subsidiary of ASUR through Aeropuerto de Cancún.

Purposes of the Transaction

The main purposes of the Transaction are as follows:

•      To consolidate ASUR's position as one of the most important airport operators in the Americas;

•      To improve the competitive position of ASUR's businesses by incorporating airports in other regions;

•      To strengthen ASUR's international presence and increase the geographic diversification of its revenues;

•      To diversify ASUR's operational and financial risk by balancing its current portfolio in Mexico, Puerto Rico, and Colombia with new airport assets in South America.

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•            Access to the largest aviation market in Latin America, offering opportunities for sustained long-term growth; and

•            Strengthen the strategy of profitable growth and value creation by acquiring a portfolio with consolidated EBITDA and expansion potential, seeking attractive and sustainable returns for shareholders.

Sources of Financing

The acquisition will be carried out by Aeropuerto de Cancún, using cash on hand and a financing committed by JPMorgan Chase Bank, N.A. The agreed consideration is denominated and will be paid entirely in Brazilian reais, based on the exchange rate used by the financial institution of Motiva de Infraestructura de Mobilidade, S.A. in Brazil, which is responsible for converting US dollars to Brazilian reais.

Transaction Expenses

The expenses related to the acquisition of CPC Aeroportos will be assumed by Aeropuerto de Cancún, a subsidiary of the Issuer, except for those that, by their nature, must be assumed by the seller. These expenses include, among others, bank commissions, legal, tax, and external audit fees, which are common in a transaction of this nature. As of the date of this Information Statement, the expenses arising from the Corporate Restructuring are expected to amount to approximately $200 million pesos.

Date of Approval of the Transaction

At its meeting on September 30, 2025, the Issuer's Board of Directors favorably received the acquisition proposal described herein and resolved to propose it to the Shareholders' Meeting, in the event that management materializes the proposal and achieves a transaction to propose to the Meeting.

Subsequently, on December 4, 2025, the call for a General Shareholders' Meeting to be held on January 26, 2026 was published. This meeting will address, among other matters, the approval of the Transaction and the necessary actions to carry it out and related matters.

The corresponding call was published in the appropriate media, in accordance with applicable legislation and ASUR's bylaws, and has been furnished to the SEC under a Form 6-K on December 4, 2025 in accordance with the disclosure requirements applicable to ASUR set forth in the U.S. Securities Act of 1933.

Difference in the rights and obligations of the Issuer's shares as a result of the Transaction

The Transaction covered by this Information Statement will have no effect on the shares representing our share capital, nor on the rights and obligations conferred by them.

Accounting treatment of the Transaction

Basis of presentation of the pro forma condensed consolidated financial statements (in thousands of dollars)

The accompanying unaudited pro forma condensed consolidated statement of financial position and unaudited pro forma condensed consolidated statement of income included in Annex 1 of this Information Statement have been prepared by Management based on the accounting policies of Grupo Aeroportuario del Sureste, S.A.B. de C.V., in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The pro forma adjustments as of December 31, 2024, included in the unaudited condensed pro forma consolidated statements of financial position, and the pro forma adjustments included in the condensed consolidated statements of income and other comprehensive income for the year ended December 31, 2024, and for the nine months ended September 30, 2025, and described below, represent adjustments to ASUR's historical financial position and results.

Pro forma adjustments

The pro forma adjustments included in the unaudited condensed pro forma consolidated statement of financial position as of December 31, 2024, and the unaudited condensed pro forma consolidated statement of income and other comprehensive income for the year ended December 31, 2024, and for the nine months ended September 30, 2025, as well as the notes to such pro forma financial statements, as described below, represent the Transaction as if all prior acts, including, without limitation, corporate and governmental requirements and authorizations described herein, had been obtained. For more information, see "Detailed Description of the Transaction" and "Preliminary Steps" in the "Detailed Information on the Transaction" section of this Information Statement.

This financial information is not intended to represent the Issuer's operating results or financial position as if the Transaction had occurred on the specific dates, nor is the information intended to project the Issuer's operating results and financial position for future periods or any future date.

All pro forma adjustments are based on preliminary estimates and assumptions and are subject to change, adjustment, and revision upon completion of the Transaction.

For more information, see the section "Management's Discussion and Analysis of Operating Results and Financial Condition" in this Information Statement.

Tax Consequences of the Transaction

We believe that there will be no significant tax consequences solely as a result of the Transaction. The Corporate Restructuring described in this Information Statement will not give rise to any tax liability for our shareholders.

SEC Disclosure Standards

If the transaction described in this Information Statement were subject to comprehensive regulation by the U.S. Securities and Exchange Commission regulation, which it is not because ASUR is a foreign private issuer exempt from certain U.S. proxy rules, it would be governed by business combination disclosure requirements under the Securities Exchange Act of 1934, as amended. Specifically, if ASUR were required to file a proxy statement under Section 14(a) of the Exchange Act and the rules promulgated thereunder, the disclosure requirements of Regulation M-A would apply. Under Item 1005 of Regulation M-A (17 C.F.R. § 229.1005), ASUR would be required to disclose any contacts, transactions, negotiations or arrangements between ASUR and its management, directors or affiliates regarding the transaction, as well as any agreements, arrangements or understandings with respect to the securities that are the subject of the transaction.

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PARTIES TO THE TRANSACTION

The Issuer

Name of the Issuer

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Business Description.

The information corresponding to this section may be consulted in the Annual Report, which is incorporated by reference into this Information Statement. The document may be consulted on the Stock Exchange website at www.bmv.com.mx and on the Issuer's website at www.asur.com.mx/inversionistas.

Recent Developments and Events.

On July 30, 2025, ASUR’s subsidiary ASUR US Commercial Airports, LLC entered into a purchase agreement with URW’s wholly-owned subsidiary Westfield Development, Inc. to acquire all of the issued and outstanding equity interest of URW Airports, LLC for an enterprise value of US$295 million. The acquired business manages select commercial programs at U.S. airports, including Terminals 1, 2, 3, 6, Tom Bradley International Terminal and Tom Bradley International Terminal West at Los Angeles International Airport, Terminal 5 at Chicago O’Hare International Airport, and Terminal 8 and New Terminal One at John F. Kennedy International Airport. The acquisition represents ASUR's strategic expansion into the U.S. airport retail concessions market. The closing of the transaction, which is expected to occur during the fourth quarter of 2025, is subject to customary conditions precedent. ASUR is funding the transaction with cash on hand and has secured financing from JPMorgan Chase Bank, N.A. to maintain liquidity. Aeropuerto de Cancún has provided a parent guarantee for ASUR’s obligations under the purchase agreement.

Additional information corresponding to this section may be consulted in the Annual Report, which is incorporated by reference into this Information Statement. The document may be consulted on the Stock Exchange website at www.bmv.com.mx and on the Issuer's website at www.asur.com.mx/inversionistas.

CPC Aeroportos

Name

Companhia De Participações Em Concessões

Business Description

Companhia de Participações em Concessões is a subsidiary of Motiva de Infraestrutura de Mobilidade, S.A., dedicated to the development, operation, and management of airport concessions in Brazil and Latin America. The company manages a portfolio of 20 airports, 17 of which are located in Brazil, including terminals such as Belo Horizonte, Curitiba, Foz do Iguaçu, and Recife, and three abroad, located in Ecuador, Costa Rica, and Curaçao. These airports serve more than 45 million passengers annually on domestic and international flights and operate under long-term concession agreements with federal and local authorities.

In 2024, its airports served a total of 45 million passengers, of which 32% were international passengers.

Millions of Passengers by Country
Year ended December 31
	2022	2023	2024	Total percentage 2024
Region
Brazil	22.5	29.6	31.5	71%
Ecuador	4.7	5.7	5.0	11%
Costa Rica	4.7	5.7	6.2	14%
Curaçao	1.4	1.6	1.9	4%
Total	33.2	42.6	44.7	100%

Airports in Brazil

The airports managed by CPC Aeroportos in Brazil are as follows:

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•            Santa Genoveva: Located in the city of Goiânia, in the state of Goiás, Brazil, with a population of 2.5 million (metropolitan area). The airport served 3.5 million passengers in 2024. It has routes to São Paulo, Guarulhos, Campinas, Belo Horizonte, Brasília, Recife, Rio de Janeiro, Cuiabá, Salvador, and Palmas; and the airport's most important point of origin and destination is São Paulo. The airport has a runway with a length of 2,286 meters and a terminal of 30,870 square meters with 4 contact positions and 13 remote positions. There are currently 35 commercial spaces operating at the airport.

•            Marechal Cunha Machado: Located in the city of São Luís, which is located in the state of Maranhão, Brazil, and has a population of 1.6 million inhabitants (metropolitan area). The airport served 1.6 million passengers in 2024. It has routes to Guarulhos, Brasília, Recife, Belém, Fortaleza, Salvador, Campinas, Imperatriz, Belo Horizonte, and Rio de Janeiro; and the airport's most important point of origin and destination is São Paulo. The airport has a runway with a length of 2,385 meters and a terminal of 12,930 square meters with 3 contact positions and 15 remote positions. There are currently 22 commercial spaces operating at the airport.

•            Senador Petronilo Portela: Located in the city of Teresina, in the state of Piauí, Brazil, with a population of 1.2 million (metropolitan area). The airport served 1.1 million passengers in 2024. It has routes to Guarulhos, Brasília, Fortaleza, Campinas, Belo Horizonte, and Recife, and the airport's most important point of origin and destination is São Paulo. The airport has a runway with a length of 2,118 meters and a terminal of 3,090 square meters with 2 contact positions and 9 remote positions. There are currently 17 commercial spaces operating at the airport.

•            Brigadeiro Lysias Rodrigues: Located in the city of Palmas, in the state of Tocantins, Brazil, with a population of 511,000 (metropolitan area). The airport served 0.7 million passengers in 2024. It has routes to Guarulhos, Brasília, Campinas, Goiânia, and Belo Horizonte, and the airport's most important point of origin and destination is São Paulo. The airport has a 2,500-meter runway and a 9,680-square-meter terminal with three contact positions and 13 remote positions. There are currently 10 commercial spaces operating at the airport.

•            Prefeito Renato Moreira: Located in the city of Imperatriz, in the state of Maranhão, Brazil, with a population of 850,000 (metropolitan area). The airport served 0.3 million passengers in 2024. It has routes to Guarulhos, São Luís, Brasília, and Belo Horizonte, and the airport's most important point of origin and destination is São Paulo. The airport has a runway with a length of 1,798 meters and a terminal of 2,380 square meters with 12 remote positions. There are currently 7 commercial spaces operating at the airport.

•            Senador Nilo Cohelo: Located in the city of Petrolina, in the state of Pernambuco, Brazil, with a population of 835,000 (metropolitan area). The airport served 0.5 million passengers in 2024. It has routes to Guarulhos, Campinas, and Recife, and the airport's most important point of origin and destination is São Paulo. The airport has a 3,250-meter runway and a 3,400-square-meter terminal with 14 remote positions. There are currently eight commercial spaces operating at the airport.

•            Alfonso Pena: Located in the city of Curitiba, in the state of Paraná, Brazil, with a population of 3.6 million (metropolitan area). The airport served 5.6 million passengers in 2024. It has routes to São Paulo, Guarulhos, Rio de Janeiro, Campinas, Brasília, Porto Alegre, Foz do Iguaçu, Belo Horizonte, Maringá, Cascavel, and other smaller cities; and the airport's most important point of origin and destination is São Paulo. The airport has two runways with a length of 2,218 meters (15x33) and 1,798 meters (11x29), and a terminal of 112,176 square meters with 14 contact positions and 16 remote positions. There are currently around 57 commercial spaces operating at the airport.

•            Bacacherí: Located in the city of Curitiba, in the state of Paraná, Brazil, with a population of 3.6 million (metropolitan area). The airport is regional and serves only general aviation passengers and aviation schools, with more than 32,000 landing and takeoff operations in 2024. The airport's most important points of origin and destination are in the state of Paraná itself. The airport has a runway with a length of 1,221 meters and a 552-square-meter terminal with 8 remote positions.

•            Cataratas: Located in Foz do Iguaçu, in the state of Paraná, Brazil, with a population of 285,000. The airport served 2.0 million passengers in 2024. It has routes to Guarulhos, Rio de Janeiro, São Paulo, Curitiba, Campinas, Santiago de Chile, Belo Horizonte, and Recife; and the airport's most important point of origin and destination is São Paulo. The airport has a runway with a length of 2,102 meters and a terminal of 21,750 square meters with 4 contact positions and 11 remote positions. There are currently around 19 commercial spaces operating at the airport.

•            Governador José Richa: Located in Londrina, in the state of Paraná, Brazil, it has a population of 1.1 million inhabitants (metropolitan area). The airport served 0.8 million passengers in 2024. It has routes to Guarulhos, São Paulo, Campinas, Curitiba, Recife, and Porto Seguro, and the airport's most important point of origin and destination is São Paulo. The airport has a 2,100-meter runway and a 6,350-square-meter terminal with two contact positions and 14 remote positions. There are currently around 10 commercial spaces operating at the airport.

•            Ministro Victor Konder: Located in the city of Navegantes, in the state of Santa Catarina, Brazil, with a population of 782,000 (metropolitan area). The airport served 2.2 million passengers in 2024. It has routes to São Paulo, Guarulhos, Campinas, and Rio de Janeiro, and the airport's most important point of origin and destination is São Paulo. The airport has a runway with a length of 1,701 meters and a terminal of 11,540 square meters with 6 positions. Currently, there are around 21 commercial spaces operating at the airport.

•            Lauro Carneiro de Loyola: Located in Joinville, in the state of Santa Catarina, Brazil, it has a population of 661,000. The airport served 0.5 million passengers in 2024. It has routes to São Paulo, Guarulhos, and Campinas, and the airport's most important point of origin and destination is São Paulo. The airport has a runway with a length of 1,540 meters and a terminal of 3,962 square meters with two contact positions and nine remote positions. There are currently seven commercial spaces operating at the airport.

•            Joao Simones Lopes Neto: Located in the city of Pelotas, in the state of Rio Grande do Sul, Brazil, with a population of 326,000. The airport served 0.1 million passengers in 2024. It has routes to Guarulhos, Campinas, and Porto Alegre, and the airport's most important point of origin and destination is São Paulo. The airport has a runway with a length of 1,823 meters and a 930-square-meter terminal with eight remote positions. There are currently four commercial spaces operating at the airport.

•            Rubens Berta: Located in Uruguaiana, in the state of Rio Grande do Sul, Brazil, it has a population of 117,000 inhabitants. The airport served 30,000 passengers in 2024. It has routes to Porto Alegre. The airport has a runway with a length of 1,304 meters and a 970-square-meter terminal with four remote positions. There are currently two commercial spaces operating at the airport.

•            Comandante Gustavo Kramer: Located in Bagé, in the state of Rio Grande do Sul, Brazil, with a population of 117,000. The airport mainly serves general aviation operations. The airport has a 1,500-meter runway and a 456-square-meter terminal with three remote positions.

•            Carlos Drumm De Andrade: It is located in the city of Belo Horizonte, in the state of Minas Gerais, Brazil, and has a population of 5.1 million inhabitants (metropolitan area). The airport served 12.4 million passengers in 2024. It has routes to São Paulo, Guarulhos, Brasília, Rio de Janeiro, Campinas, Recife, Salvador, Porto Seguro, Rio de Janeiro, and Goiânia; and the airport's most important point of origin and destination is São Paulo. The airport has a 3,600-meter runway and a 132,000-square-meter terminal with 26 contact positions and 34 remote positions. There are currently 62 commercial spaces operating at the airport.

Quito Airport, Ecuador

Mariscal Sucre Airport is located in the city of Quito, in the province of Pichincha, Ecuador, which has a population of 2.6 million (metropolitan area). The airport served 5.0 million passengers in 2024. It has domestic routes to Guayaquil, Galápagos, Cuenca, Manta, and Loja, and international routes to São Paulo, Bogotá, Panama, Miami, Madrid, and Lima; the airport's most important points of origin and destination are Miami and Bogotá. The airport has a runway with a length of 4,098 meters and a terminal of more than 70,000 square meters with 48 positions, 8 of which have boarding bridges. There are currently 87 commercial spaces operating at the airport.

San José International Airport, Costa Rica

Juan Santamarina Airport is located in the city of Alajuela, 17 kilometers from San José, the capital of Costa Rica, which has a population of 3.3 million (metropolitan area). The airport served 6.2 million passengers in 2024. It has routes to Panama, Mexico City, Guatemala, Miami, Fort Lauderdale, Houston, Orlando, Bogotá, El Salvador, and Madrid, among others, with Panama being the airport's most important point of origin and destination. The airport has a runway with a length of 3,011 meters and a terminal of 30,000 square meters with 25 contact positions and 16 remote positions. There are currently 34 commercial spaces operating at the airport.

Curaçao International Airport

Curaçao International Airport, known as Hato International Airport, is located in the city of Willemstad on the island of Curaçao, which has a population of approximately 160,000. The airport served 1.9 million passengers in 2024. It has international routes to Amsterdam, Bogotá, Panama, Miami, New York, Toronto, and Montreal, and Caribbean routes to Aruba, Bonaire, St. Maarten, Punta Cana, and Santo Domingo. The airport has a 3,413-meter runway and an 18,000-square-meter terminal with nine gate positions and six remote positions. There are currently 21 commercial spaces operating at the airport.

Recent Developments and Events

Recently, CPC Aeroportos has moved forward with a corporate restructuring process and negotiations for the acquisition of its airport assets by ASUR, with the aim of strengthening operations, optimizing management, and generating new development opportunities for its airports. This transaction represents a significant milestone in the history of CPC Aeroportos, marking a transition to a more efficient corporate structure with access to additional resources for expansion projects and infrastructure investment.

During this process, CPC Aeroportos has worked closely with legal, financial, and regulatory advisors to ensure that the operation complies with the legal, regulatory, and competition requirements applicable in each jurisdiction where it operates, including Mexico and the international airports under its administration. It has also implemented internal coordination and communication measures with the relevant authorities to ensure transparency and operational continuity during the transition.

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Capital Structure

The shareholding structure of CPC Aeroportos as of the date of this Information Statement is shown below:

Shareholder	Common shares	Preferred shares	Total	%
Motiva de Infraestructura de Mobilidade, S.A.	1,015,853,607	1,015,853,607	2,031,707,214	100

The following table shows the shareholding structure of CPC Aeroportos, assuming that the acquisition by ASUR is completed:

Shareholder	Common shares	Preferred shares	Total	%
Aeropuerto de Cancún, S.A. de C.V.	1,015,853,607	1,015,853,607	2,031,707,214	100

Information about the Seller

Name

Motiva Infraestrutura de Mobilidade S.A.

Business Description

Motiva Infraestrutura de Mobilidade, S.A. is a Brazilian company dedicated to the development, operation, and management of transportation and mobility infrastructure, with more than 25 years of experience in public concessions. Its portfolio includes highways, rail systems, urban mobility projects, and a significant airport network. It currently operates 20 airport concessions, of which 17 are located in Brazil and 3 in other Latin American countries, including Ecuador, Costa Rica, and Curaçao. These airports serve more than 45 million passengers each year and have permits and concession contracts granted by national and regional authorities.

Since its origin in 1999, Motiva de Infraestrutura de Mobilidade, S.A. has played a key role in the development of Brazilian infrastructure. Its track record includes milestones such as the expansion of the concessioned highway network, the creation of subway lines in São Paulo and Bahia, and the progressive incorporation of rail and airport transportation into its portfolio. Over time, the company has diversified its presence into strategic sectors such as renewable energy, telecommunications management, and the digitization of transportation services, positioning itself as a comprehensive infrastructure operator.

Business Model

Motiva de Infraestrutura de Mobilidade, S.A. operates in different modalities: highways, airports, subways, trains, ferries, and light rail vehicles (LRVs). In Brazil and abroad, the business units—CPC Carreteras, CPC Mobilidade, CPC Aeroportos, and CPC GBS (Global Business Services)—are responsible for the maintenance and operation of its infrastructure network.

Geographic Distribution

The geographic distribution of Motiva de Infraestructura de Mobilidade, S.A. reflects a diversified presence in Latin America, with operations strategically located in Brazil, Costa Rica, Ecuador, and Curaçao. In Brazil, most of its assets are concentrated in various states, including São Paulo, Rio de Janeiro, Minas Gerais, Bahia, Goiás, and the Federal District, where it manages an extensive network of highways, urban mobility systems, and airports. It also has international airport operations in Costa Rica, Ecuador, and Curaçao, consolidating a robust and regionally integrated portfolio. This geographic structure allows Motiva de Infraestrutura de Mobilidade, S.A. to serve diverse markets and transportation segments, strengthening its position as one of the leading infrastructure operators in the region.

Recent Developments and Events.

The information corresponding to this section can be found in the Annual Report, which is incorporated by reference into this Information Statement. The document can be consulted in Spanish on the São Paulo Stock Exchange website at https://www.b3.com.br and on the Issuer's website at https://ri.motiva.com.br/

Capital Structure.

Shareholder	Common shares	%
Novo Mercado	988,993,221	48.96%
Soares Penido	304,004,776	15.05%
Mover Group	300,149,832	14.86%
Itaúsa	208,669,918	10.33%
Votorantim	208,669,918	10.33%
Treasury*	9,512,335	0.47%
Total	2,020,000,000	100.00%

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RISK FACTORS

The following risk factors related to the Issuer and the Corporate Restructuring have been identified. If any of the risks described below were to occur, it could have a material adverse effect on the Transaction, as well as on the Issuer's business, financial condition, or results of operations. The risks described below are not the only ones that the Issuer and the Transaction generally face. Additional risks and uncertainties that are not known to the Issuer and are not considered material may also have a material adverse effect on the Transaction and the Issuer's business, financial condition, or results of operations.

Risk Factors Related to the Issuer

The information corresponding to this section may be consulted in the Annual Report, which is incorporated by reference to this Information Statement. The Annual Report may be consulted on the Stock Exchange website at www.bmv.com.mx and on the Issuer's website at www.asur.com.mx/inversionistas.

Risk Factors Inherent in the Corporate Restructuring

The Transaction may not be completed.

As of the date of this Information Statement, the Issuer cannot confirm that the Transaction will actually be completed in its entirety or under the terms set forth in this Statement. As noted above, the Transaction is subject to obtaining various authorizations and complying with other conditions customary in this type of transaction, as well as the implementation of various preliminary steps. The consolidated financial statements issued on the date the Transaction takes effect may differ from the unaudited pro forma financial statements attached to this document.

Some preliminary steps related to the Corporate Restructuring may not be executed.

The Corporate Restructuring requires a series of preliminary legal and corporate actions to be taken. The implementation of some of these legal and corporate actions may not be effectively completed due, among other reasons, to the existence of unusual conditions for this type of transaction or significant costs. Failure to complete some of the steps related to the Corporate Restructuring could affect the Issuer's financial position and operating results.

Unforeseen operating costs.

The Issuer will incur costs related to the Transaction, mainly those arising from accounting, tax, legal, and other professional services; financial costs related to the financing of the Transaction; costs of hiring executives; and costs arising from consolidating assets and information systems. These costs, whether incurred before or after the Transaction, could be higher than expected and could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

In connection with the Transaction, we will incur additional debt in amounts that are significant relative to our current debt levels.

To complete the Transaction, we will incur significant amounts of debt that will increase our current debt levels, which could have an adverse effect on our capital structure and reduce, to the extent not offset by the cash flow generated by the integration of CPC Aeroportos, the Issuer's available cash flow. The contracts documenting the financing will contain various affirmative and negative covenants that could limit our operations (including limitations on contracting additional liabilities, capital investments, dividend payments, certain financial ratios, among others).

Consequently, the Issuer's ability to distribute dividends, finance acquisitions, expansions, maintenance, and investments, and maintain flexibility in the management of its business could be significantly limited, adversely affecting its operations, financial condition, future operating results, and the market price of its securities.

For a more detailed description of the financing to be contracted in connection with the Transaction, see "Detailed Information on the Transaction - Sources of Financing" in this Information Statement.

The expected benefits may not be realized in full or at the expected rate.

We cannot guarantee that the benefits described in the objectives of the Transaction will be captured in full and at the speed predicted.

The pro forma financial information presented is not necessarily indicative of future results and has not been audited.

The unaudited pro forma consolidated financial information included in this Information Statement is a preliminary estimate based on assumptions and is subject to change, adjustment, and review upon completion of the Transaction. Its purpose is to show the Issuer's financial statements after the Transaction and, therefore, does not represent the actual operating results that would have been achieved if the Transaction had been completed. Consequently, the pro forma financial information presented in this document may not reflect the financial situation or operating results of the Issuer.

The unaudited pro forma consolidated financial information included in this Information Statement is a preliminary estimate based on assumptions and is subject to change, adjustment, and revision upon completion of the Transaction. It was prepared based on available information and assumptions that the Issuer's management considers reasonable, and is not intended to reflect the actual consolidated operating results that would have been achieved if the Transaction had been carried out on the assumed dates, nor is it intended to project the consolidated operating results or financial position of the Issuer. The unaudited pro forma consolidated financial information of the Issuer included in this Information Statement should be read in conjunction with the Issuer's historical consolidated financial statements, the notes thereto, and the additional financial information included in its Annual Report.

CPC Aeroportos is an ongoing business and, as such, is subject to various risk factors that we cannot control.

CPC Aeroportos is a going concern and, as such, is subject to various risk factors that are currently beyond our control. These include, but are not limited to, supply risk, regulatory risk, labor disputes, third-party perceptions and reputational risk, and cybersecurity risk. The materialization of any of these risks or additional risks could have adverse effects on our results, financial condition, and stock price. In addition, the acquisition agreement contains limited indemnities, and we cannot assure you that the coverage will be sufficient to cover any potential damage caused by any contingency arising from the past operations of CPC Aeroportos or the acquisition.

Variation in the price of our shares.

As a result of the Corporate Restructuring to be carried out in accordance with the provisions of this Information Statement, we will acquire the business of CPC Aeroportos, which may be perceived negatively by investors and could affect the market price of our shares.

There can be no assurance that the Transaction will achieve the anticipated business growth opportunities, earnings-related benefits, cost savings, and other anticipated benefits.

There is no assurance that the Corporate Restructuring will achieve the business growth opportunities, profit benefits, cost savings, and other anticipated benefits for the Issuer. The Issuer believes that the Corporate Restructuring is justified by the anticipated benefits; however, the expected benefits may not materialize and other considerations under which the Corporate Restructuring was determined to be carried out may prove to be incorrect, since, among other things, such considerations were based primarily on publicly available information.

The Issuer may not be able to fully implement its business plans and strategies due to legal or regulatory limitations. The Issuer may face regulatory restrictions in the provision of services. As a result, the anticipated benefits may not be achieved as expected or may be delayed. To the extent that the Issuer incurs additional costs, achieves lower profits, or has fewer cost savings than expected, its operating results, financial condition, and share price could be affected.

The credit ratings assigned to the Issuer could be affected.

As a result of the Corporate Restructuring, the credit ratings assigned to the Issuer could be affected, depending on the different perceptions of the rating agencies regarding the acquisition of CPC Aeroportos.

Accounting treatment of the Transaction.

The incorporation of CPC Aeroportos' operations into the Issuer's results and financial position will be carried out in accordance with IFRS, the regulations governing the Issuer's consolidated financial statements.

The acquisition of CPC Aeroportos shares will be accounted for at the time the transaction is completed, applying the requirements of IFRS 3 "Business Combinations." For the purposes of the pro forma condensed combined financial statements, the excess of the consideration paid over the carrying amount of the net assets acquired was allocated to goodwill. However, once the acquisition is completed, the Issuer will account for the transaction within a period not exceeding 12 months, applying the purchase method as established by IFRS 3, identifying the assets acquired and liabilities assumed, measuring them at fair value, so that the goodwill in these pro forma condensed combined financial statements may be modified. Where applicable, material effects on the Issuer's accounts as a result of the Transaction could affect the Issuer's results.

Risk Factors Related to the Brazilian Market

Economic and political conditions in Brazil, Ecuador, and Curaçao could adversely affect the business and operating results.

The Operation could be adversely affected by the economic, political, social, legal, and regulatory conditions of the South American countries in which it seeks to expand its operations, particularly Brazil, Ecuador, and Curaçao, whose economies have structural characteristics and risks that differ from those of the Mexican market.

In Brazil, the macroeconomic environment is characterized by high sensitivity to commodity prices, exchange rate volatility, and a recent history of high inflation and interest rates. In addition, the country's fiscal policy faces structural pressures from public spending and ongoing reforms. Any depreciation of the Brazilian real against the Mexican peso or the U.S. dollar could increase operating costs and affect the value of investments. Likewise, regulatory processes related to airports and infrastructure in Brazil are complex and may involve delays in obtaining permits or executing projects.

In Ecuador, the political and regulatory environment has been volatile in recent years, including frequent changes in tax legislation and foreign investment policies. The dollarization of the economy, while reducing domestic exchange rate risk, limits the government's ability to implement monetary policies that mitigate financial crises, which could affect the macroeconomic stability. In addition, security conditions and social unrest in certain regions could affect the operation of airport services.

In Curaçao, although the economy is considered relatively stable within the Caribbean, its small size, dependence on tourism, and link to the Dutch economy make it particularly sensitive to external shocks, including fluctuations in international tourism and in the exchange rate of the Netherlands Antillean guilder against the US dollar. Changes in the political and economic relationship with the Kingdom of the Netherlands could also create regulatory or fiscal uncertainty.

In general, South American economies tend to experience higher levels of political and economic volatility than other markets, due to factors such as institutional instability and social tensions. Any deterioration in macroeconomic, security, or regulatory conditions in these countries could adversely affect the operations, financial results, and expected profitability of the Issuer's investments in the region.

Changes in tax laws or changes in their interpretation may increase the tax burden and, as a result, adversely affect profitability.

Governments regularly implement changes in tax regimes that may increase the tax burden in the countries where the airports are located. These changes include modifications in tax rates and duties and, on occasion, the enactment of temporary taxes, the proceeds of which are earmarked for designated government purposes. The effects of these tax reform measures, proposals, and any other changes resulting from the enactment of additional tax reforms have not been and cannot be quantified.

Estimates and associated risks

The information included in this Information Statement reflects the Issuer's perspective on future events and may contain information about financial results, economic conditions, trends, and uncertain events. In evaluating such provisions or estimates, shareholders should consider the factors described in this section and other cautionary statements contained in this Information Statement or in any other document disclosed to the public in connection with the Transaction. These risk factors and projections describe circumstances that could cause actual results to differ materially from those expected.

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SELECTED FINANCIAL INFORMATION

The selected financial information included in this section is derived from the Issuer's accounting records or Unaudited Pro Forma Consolidated Financial Information, which consider the effects of the Transaction. This information should be read in conjunction with the section "Management's Discussion and Analysis of Operating Results and Financial Condition" and the Unaudited Pro Forma Consolidated Financial Information contained in this Information Statement. The Unaudited Pro Forma Consolidated Financial Information and other financial information contained in the tables below have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

For more information and a detailed description of how the Pro Forma Consolidated Financial Information was prepared and how the Transaction is reflected therein, please read the notes to the pro forma financial information and the independent auditors' report thereto attached as "Appendix I" to this Information Statement.

Basis of presentation of the unaudited pro forma consolidated financial statements

The accompanying unaudited pro forma condensed consolidated statement of financial position and unaudited pro forma condensed consolidated statement of income have been prepared by Management based on the Issuer's accounting policies, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The unaudited pro forma information was prepared as if the corporate restructuring had occurred on September 30, 2025, for the purposes of the unaudited condensed pro forma consolidated statement of financial position and condensed pro forma consolidated statement of income for the year ended December 31, 2024. The Issuer's management compiled the pro forma financial information in all material respects in accordance with the criteria established in the Mexican Regulations Applicable to Securities Issuers (Circular Única de Emisoras).

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Pro Forma Condensed Consolidated Statement of Financial Position (unaudited)

(Figures in thousands of Mexican pesos)

	ASUR	CPC Aeroportos		ASUR Pro forma

	For the period ended December 31, 2024
	MXN	Reais R$	MXN	MXN
Closing Exchange Rate			3.3681
Average Exchange Rate for the Period			3.3681

Assets
Current Assets:
Cash and cash equivalents	$20,083,457	$1,095,964	$3,691,316	$23,774,773
Restricted cash and cash equivalents	2,043,625	-	-	2,043,625
Accounts receivable - Net	2,804,341	304,237	1,024,701	3,829,042
Receivable from third parties	100,696		-	100,696
Recoverable income taxes	110,327		-	110,327
Creditable value added tax	107,223		-	107,223
Inventory	58,220	31,412	105,799	164,019
Other assets	348,122	302,120	1,017,570	1,365,692
Total current assets	25,656,011	1,733,733	5,839,386	31,495,397
Non-Current Assets:
Investments in financial instruments	1,537,688		-	1,537,688
Land, Furniture, and Equipment - Net	268,450		-	268,450
Intangible Assets, Airport Concessions and Goodwill - Net	55,886,163	11,173,139	37,632,249	93,518,412
Deferred income tax		788,994	2,657,411	2,657,411
Other non-current assets		113,346	381,761	381,761
Investments accounted for using the equity method	288,440		-	288,440
Total Assets	$83,636,752	$13,809,212	$46,510,807	$130,147,559
Liabilities and Shareholders' Equity
Current Liabilities:
Bank loans	$687,716	$214,804	$723,481	$1,411,197
Short-term debt	443,814		-	443,814
Income tax payable	1,821,426	108,719	366,176	2,187,602
Accounts payable to related parties		83,578	281,499	281,499
Obligations with the concession grantor		298,206	1,004,388	1,004,388
Accounts payable and accrued expenses	2,934,050	418,405	1,409,230	4,343,280
Total current liabilities:	5,887,006	1,123,712	3,784,774	9,671,780
Non-current liabilities:
Bank loans	2,163,853	6,559,917	22,094,456	24,258,309
Long-term debt	10,064,073	462	1,556	10,065,629
Deferred income tax	3,852,813		-	3,852,813
Obligations with concession grantor		2,454,806	8,268,032	8,268,032
Other accounts payable		553,789	1,865,217	1,865,217
Obligations for employee benefits	56,382		-	56,382
Total liabilities	22,024,127	10,692,686	36,014,036	58,038,163
Stockholders' equity
Share capital	7,767,276		-	7,767,276
Capital reserves	25,733,425		-	25,733,425
Other comprehensive income	391,485		-	391,485
Retained earnings	20,320,736	3,116,526	10,496,771	30,817,507
Controlling interest	54,212,922	3,116,526	10,496,771	64,709,693
Non-controlling interest	7,399,703		-	7,399,703
Total stockholders´equity	61,612,625	3,116,526	10,496,771	72,109,396
Total liabilities and stockholders´equity - Net	$83,636,752	$13,809,212	$46,510,807	$130,147,559

The accompanying notes are an integral part of these unaudited condensed pro forma consolidated financial statements.

Pro forma condensed consolidated statement of income (unaudited)

(Figures in thousands of Mexican pesos)

	ASUR	CPC Aeroportos		ASUR Pro forma

	For the period ended December 31, 2024
	MXN	Reais R$	MXN	MXN
Average exchange rate			3.4004

Continuing operations:
Revenue
Aeronautical services	$18,589,161	$2,644,287	$8,991,634	$27,580,795
Non-Aeronautical Services	9,895,327		-	9,895,327
Construction services	2,848,299		-	2,848,299
Total Revenue	31,332,787	2,644,287	8,991,634	40,324,421
Operating costs and expenses:	31,332,787
Cost of aeronautical and non-aeronautical services:
Depreciation and amortization	2,322,984	484,063	1,646,008	3,968,992
Costo f Services	4,534,094	1,087,233	3,697,027	8,231,121
Concession fee	2,557,671	112,832	383,674	2,941,345
Technical assistance	400,838		-	400,838
Maintenance and conservation	829,457	89,918	305,757	1,135,214
Other operating expenses and product	319,638	(4,193)	(14,258)	305,380
Cost of construction service	2,848,299		-	2,848,299

Total operating costs and expenses	13,812,981	1,769,853	6,018,208	19,831,189

Operating profit	17,519,806	874,434	2,973,425	20,493,231
Interest income	1,615,065	100,936	343,223	1,958,288
Interest expense	(826,708)	(877,836)	(2,984,994)	(3,811,702)
Exchange income (los) on foreign currency	2,604,447		-	2,604,447
	(531,957)		-	(531,957)
	2,860,847	(776,900)	(2,641,771)	219,076

Share of the loss of the investment accounted by equity method	(7,760)	33,460	113,777	106,017

Net income before income taxes	20,372,893	130,994	445,432	20,818,325
Income taxes
Current income taxes	5,691,914	49,115	167,011	5,858,925
Deferred income taxes	650,541	(46,561)	(158,326)	492,215
Net income per year	$14,030,438	$128,440	$436,747	$14,467,185
Net income for the year attributable to:
Controlling interest	$13,551,429	$128,440	436,747	$13,988,176
Non-controlling interest	479,009			479,009
	$14,030,438	$128,440	$436,747	$14,467,185

The accompanying notes are an integral part of these unaudited condensed pro forma consolidated financial statements.

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Pro Forma Condensed Consolidated Statement of Financial Position (unaudited)

(Figures in thousands of Mexican pesos)

	ASUR	CPC Aeroportos		ASUR Pro forma

	For the period ended September 30, 2025
		Brazilian
	MXN	real R$	MXN	MXN
Closing Exchange Rate			3.3681
Average exchange rate for the period			3.3681
Assets
Current Assets:
Cash and cash equivalents	$16,259,294	$1,611,081	$5,541,958	$21,801,252
Restricted cash and cash equivalents	1,965,874	-	-	1,965,874
Accounts receivable - Net	1,504,580	280,910	966,302	2,470,882
Receivable from third parties	100,696		-	100,696
Recoverable income taxes	831,754		-	831,754
Creditable value added tax
Inventory		25,533		87,831
Other assets	693,228	210,492	811,902	1,417,299
Total current assets	21,355,426	2,128,016	7,320,162	28,675,588
Non-Current Assets:
Investments in financial instruments
Land, Furniture, and Equipment - Net	251,344			251,344
Intangible Assets, Airport Concessions and Goodwill - Net	54,928,587	11,021,742	37,913,690	92,842,277
Deferred income tax		823,922	2,834,209	2,834,209
Other non-current assets		55,467	190,801	190,801
Investments accounted for using the equity method	285,255			285,255
Total Assets	$76,820,612	$14,029,147	48,258,862	$125,079,475
Liabilities and Share Capital
Current Liabilities:
Bank loans	$45,428	$263,215	905,433	$950,861
Short-term debt	288,710		-	288,710
Income tax payable	356,961	74,294	255,564	612,525
Accounts payable related parties		113,903	391,815	391,815
Obligations with the concession grantor		268,332	923,035	923,035
Accounts payable and accrued expenses	7,233,946	284,387	978,263	8,212,209
Total current liabilities	7,925,045	1,004,131	3,454,110	11,379,155
Non-current liabilities:
Bank loans	12,281,504	6,758,227	23,247,625	35,529,129
Long-term debt	8,616,232	757	2,604	8,618,836
Deferred income tax	3,804,716		-	3,804,716
Obligations with the concession grantor		2,733,436	9,402,746	9,402,746
Other accounts payable		496,277	1,707,134	1,707,143
Employee benefit obligations	59,015		-	59,015
Total liabilities	32,686,512	10,992,828	37,814,228	70,500,741
Stockholders' equity
Capital Stock	7,767,276			7,767,276
Capital reserves	2,542,227			2,542,227
Other comprehensive income	(645,363)			(645,363)
Retained Earnings	27,287,124	3,036,319		37,731,758
Controlling intereste	36,951,264	3,036,319	10,444,634	47,395,898
Non-controlling interes	7,182,836		-	7,182,836
Total stockholders´equity	44,134,100	3,036,319	10,444,634	54,578,734
Total liabilities and stockholders´equity - Net	$76,820,612	$14,029,147	48,258,862	$125,079,475

The accompanying notes are an integral part of these unaudited condensed pro forma consolidated financial statements.

Pro Forma Condensed Consolidated Statement of Income (unaudited)

(Figures in thousands of Mexican pesos)

	ASUR	CPC Aeroportos		ASUR Pro forma

	For the period ended September 30, 2025
	MXN	Reais R$	MXN	MXN
Average exchange rate			3.4505
Continuing operations:
Revenue
Aeronautical Services	$14,597,469	$2,166,070	$7,474,025	$22,071,494
Non-Aeronautical Services	7,960,438		-	7,960,438
Construction services	3,710,450		-	3,710,450
Total Revenue	26,268,357	2,166,070	7,474,025	33,742,382
Operating costs and expenses:	26,268,357
Cost of aeronautical and non-aeronautical services:
Depreciation and amortization	2,176,593	248,619	857,860	3,034,453
Costs of Service	3,813,251	775,285	2,675,121	6,488,372
Concession fee	2,119,571	82,866	285,929	2,405,500
Technical assistance	302,634		-	302,634
Maintenance and conservation	670,753	71,546	246,869	917,622
Other operating expenses and income	266,328	(1,361)	(4,696)	261,632
Cost of construction services	3,710,450		-	3,710,450
Total operating costs and expenses	13,059,580	1,176,955	4,061,083	17,120,663

Operating profit	13,208,777	989,115	3,412,941	16,621,718
Interest income	1,200,017	92,029	317,546	1,517,563
Interest expense	(1,019,786)	(882,891)	(3,046,415)	(4,066,201)
Foreign income (loss) on foreign currency	(1,750,393)		-	(1,750,393)
	(1,570,162)	(790,862)	(2,728,869)	(4,299,031)

Share of loss of the investment accounted by the equity method	(3,185)	26,750	92,301	89,116

Net income before income taxes	11,635,430	225,003	776,373	12,411,803
Income taxes
Taxes on current income	3,392,097	22,363	77,164	3,469,261
Deferred income taxes	123,581	4,393	15,158	138,739
Net income per year	$8,119,752	$198,247	$684,051	$8,803,803
Net income for the year attributable to:
Controlling interes	$7,775,190	$198,247	684,051	$8,459,241
Non-controlling interest	344,562			344,562
	$8,119,752	$198,247	$684,051	$8,803,803

The accompanying notes are an integral part of these unaudited condensed pro forma consolidated financial statements.

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Pro forma adjustments

The pro forma adjustments included in the unaudited pro forma condensed consolidated statement of financial position as of September 30, 2025, and the unaudited condensed pro forma consolidated statement of income for the period then ended, as disclosed in the notes to the consolidated financial information, the corporate restructuring is reflected by incorporating pro forma adjustments to the related historical assets, liabilities, equity, revenues, and expenses as if it had been completed as of December 31, 2026.

The adjustments to the condensed pro forma consolidated financial statements are shown below:

The Issuer informs its shareholders of the corporate restructuring through the acquisition of CPC Aeroportos, as described in the "Description of the Transaction" section of these notes.

In this regard, the adjustments to the pro forma consolidated financial statements reflect the acquisition of CPC Aeroportos.

This financial information is not intended to represent the Issuer's operating results or financial position as if the Transaction had occurred on the specific dates, nor is the information intended to project the Company's operating results and financial position for future periods or any future date. All pro forma adjustments are based on preliminary estimates and assumptions and are subject to change, adjustment, and review upon completion of the Transaction.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION

The comments below should be read in conjunction with the unaudited condensed pro forma consolidated statement of financial position as of December 31, 2024, and September 30, 2025, and the unaudited condensed pro forma consolidated statement of income and other comprehensive income for the year ended December 31, 2024, and for the nine months ended September 30, September 2025, as well as the notes to those pro forma financial statements.

This analysis should be read in conjunction with the Issuer's Quarterly Report and Annual Report, which have been incorporated by reference to this Information Statement.

The analysis presented below has been prepared with the intention of providing information that facilitates the analysis and understanding of the Issuer's unaudited base consolidated financial statements and condensed pro forma consolidated financial statements, which include the consolidated financial statements resulting from the Transaction.

For more information and a detailed description of how the Pro Forma Consolidated Financial Information was prepared and how the Transaction is reflected therein, please read the notes to the Pro Forma Consolidated Financial Information provided in this section, as well as the independent auditors' report thereto, which is attached as "Annex 1" to this Information Statement.

Notes to the Pro Forma Financial Statements for the year ended December 31, 2024

Description of the transaction

ASUR entered into a purchase agreement with Motiva to acquire all of its issued and outstanding shares in CPC Aeroportos, a wholly owned subsidiary of Motiva.

CPC Aeroportos has interests in 20 airports with concessions in Brazil, Ecuador, Costa Rica, and Curaçao. The portfolio includes Quito International Airport in Quito, Ecuador; Juan Santamaría International Airport in San José, Costa Rica; Curaçao International Airport in Curaçao; Confins International Airport in Brazil; as well as Pampulha Airport, the Southern Block airports, and the Central Block airports in Brazil.

The acquisition represents an important step in ASUR's expansion strategy in the region, adding four new markets in Latin America and the Caribbean, including Latin America's largest aviation market by passenger numbers, Brazil, to ASUR's current presence in Mexico, Colombia, and Puerto Rico. This acquisition will add more than 45 million passengers to the 71 million recorded by ASUR in 2024, consolidating ASUR as the leading airport operator in the Americas. Of the 20 airports in CPC Aeroportos' portfolio, 17 have more than 15 years remaining on their concession terms.

Motiva Infraestrutura de Mobilidade S.A. is Brazil's largest mobility infrastructure company, operating in the toll road, railway, and airport segments. In the airport sector, it operates 17 units in Brazil and three abroad, serving around 45 million passengers per year.

The closing of the transaction, expected in the first half of 2026, is subject to customary closing conditions.

Basis for preparing the pro forma consolidated financial statements of ASUR and Motiva Infraestrutura de Mobilidade S.A. as of September 30, 2025, and December 31, 2024, and 2023.

The preparation of ASUR's pro forma consolidated financial statements as of September 30, 2025, and December 31, 2024, and 2023 complies with the guidelines for the consolidation of subsidiaries with a functional currency different from the parent company's presentation currency.

Considering that the results and financial position of Motiva Infraestrutura de Mobilidade S.A. (which does not have a currency corresponding to hyperinflationary economies) and has a functional currency (reais) different from the presentation currency (Mexican peso) are converted to the presentation currency, as described in the foreign currency conversion process shown below:

(i)       Assets and liabilities recognized in the statement of financial position are converted at the exchange rate in effect on the closing date of that statement of financial position.

(ii)      The capital of each financial statement presented is converted at the historical exchange rate.

(iii)     Income and expenses recognized in the statement of income are converted at the average exchange rate for each month (except when this average is not a reasonable approximation of the effect of converting the results at the exchange rates in effect on the dates of the transactions, in which case those exchange rates are used).

(iv)     The resulting exchange differences, the cumulative translation of foreign currency, are recognized as other comprehensive income.

Goodwill and fair value adjustments arising on the acquisition date of a foreign operation to measure them at fair value are recognized as assets and liabilities of the foreign entity and converted at the closing exchange rate.

Considerations in the acquisition of businesses based on IFRS 3 "Business Combinations"

In accordance with International Financial Reporting Standard 3 "Business Combinations" (IFRS 3), the acquisition is considered a business combination and must be recorded by distributing the total assets acquired, including intangible assets and liabilities assumed, based on the fair values determined at the acquisition date. The excess of the acquisition cost over the net fair values of the assets acquired and liabilities assumed shall be recorded as goodwill.

The fair value of accounts and documents receivable considered in business combinations is usually similar to their contractual value, and the amounts are not expected to raise recoverability issues.

Liabilities must be determined at their fair value on the date of the business combination, mainly the valuation of bank loans and liabilities for obligations to the concessionaire.

It is recommended that this analysis be read in conjunction with ASUR's Annual Report for the year ended December 31, 2024.

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RELEVANT CONTRACTS

Share Purchase Agreement

The agreement was signed on November 18, 2025, by Aeropuerto de Cancún, S.A. de C.V., a subsidiary of ASUR, as the buyer, and Motiva Infraestrutura de Mobilidade S.A. as the seller of the entire shareholding of CPC Aeroportos.

The agreement establishes that the purchase price will be paid in Brazilian reais and that such payment will be made in accordance with the applicable exchange rate used by the Brazilian financial institution responsible for the corresponding conversion.

The agreement provides for various conditions precedent, including obtaining regulatory approvals in relation to airports and economic competition in Brazil, as well as other requirements common in transactions of this nature, which must be met in order to close the transaction.

In addition, the agreement includes provisions relating to the transfer of control to our subsidiary Aeropuerto de Cancún, S.A. de C.V., the operational continuity of the 20 airports that make up the CPC Aeroportos portfolio, the transfer of rights derived from airport concessions, and the associated labor, tax, and contractual obligations. The agreement also contains a regime of representations and warranties by the seller.

(Space intentionally left blank.)

RESPONSIBLE PERSONS

The undersigned hereby declare under oath that, within the scope of our respective functions, we have prepared the information relating to the Issuer contained in this Information Statement, which, to the best of our knowledge and belief, reasonably reflects its situation. We also declare that we are not aware of any relevant information that has been omitted or misrepresented in this Information Statement or that it contains information that could mislead investors.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

(Signature)
By: Adolfo Castro Rivas
Position: Chief Executive Officer

(Signature)
By: Adolfo Castro Rivas
Position: Director of Administration, Finance, and Strategic Planning*

(Signature)
By: Claudio Ramón Góngora Morales
Position: Legal Director

* Position equivalent to that of Director of Finance.

ANNEXES

Annex 1. Opinion of the Issuer's independent external auditors on the basis for preparing the pro forma financial information [English translation follows]

Annex 2. ADS Voting Procedures.

37

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Not audited Condensed Consolidated Combined Pro Forma Financial Information as of September 30, 2025 and for the nine-month period then ended, and as of December 31, 2024 and for the year then ended

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Index

September 30, 2025 and December 31, 2024

Contents	Page

Report of Independent auditors	1 to 3

Condensed Consolidated Combined Proforma Financial Information:

Condensed Consolidated Combined Proforma Statements of Financial Position as of September 30, 2025	4

Condensed Consolidated Combined Proforma Statements of income for the nine-month period ended September 30, 2025	5

Condensed Consolidated Combined Proforma Statements of Financial Position as of December 31, 2024	6

Condensed Consolidated Combined Proforma Statements of income for the year ended December 31, 2024	7

Notes to the Condensed Consolidated Combined Proforma Financial Information	8 to 12

Independent practitioner’s assurance report on the Compilation on the Condensed Consolidated Combined Pro Forma Financial Information Included in a Prospectus

To the Stockholders’ Meeting of

Grupo Aeroportuario del Sureste, S. A. B. de C. V.

We have completed our assurance engagement to report on the compilation of the condensed consolidated combined pro forma financial information of Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries (the “Company”) prepared by and under the responsibility of the Company’s Management. The condensed consolidated combined pro forma financial information consists of condensed consolidated combined pro forma statements of financial position as of September 30, 2025, and December 31, 2024, and the condensed consolidated combined pro forma statements of income for the nine-month period ended September 30, 2025, and for the year ended December 31, 2024 and related notes which are included in the ‘Selected Financial Information’ section of the Information Statement for Corporate Restructuring (the “Information Prospectus”) to be submitted to the National Banking and Securities Commission (the “CNBV”). The applicable assumptions and criteria on the basis of which the Company’s Management has compiled the condensed consolidated combined pro forma financial information are specified in the General Provisions applicable to Issuers of Securities and other Participants in the Securities Regulation (the “Single Issuers Circular”) and described in Note 2.

The condensed consolidated combined pro forma financial information has been compiled by the Company’s Management to illustrate the impact of the transaction described in the Information Prospectus and in Note 1 on the condensed consolidated combined pro forma financial information, in the Company’s condensed consolidated combined statements of financial position as of September 30, 2025 and December 31, 2024, and in the condensed consolidated combined statements of income for the nine-month period ended September 30, 2025, and for the year ended December 31, 2024, respectively. The Company’s financial information that served as the basis for compiling the condensed consolidated combined pro forma financial information has been obtained by the Company’s Management from its unaudited condensed consolidated combined interim financial statements as of September 30, 2025, as well as from the audited consolidated combined financial statements as of December 31, 2024, prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ and in accordance with International Financial Reporting Standards, respectively.

Management’s Responsibility for the Condensed Consolidated Combined Pro Forma Financial Information

The Company’s Management is responsible for compiling the condensed consolidated combined pro forma financial information on the basis of the assumptions and criteria described in Note 2.

We have complied with the independence requirements and other ethical requirements of the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code), which is based on the fundamental principles of integrity, objectivity, professional competence and due care, confidentiality, and professional behavior. The firm applies International Standard on Quality Management 1, which requires the firm to design, implement, and operate a quality management system that includes policies or procedures related to compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements.

www.pwc.com/mx	PricewaterhouseCoopers, S.C., Mariano Escobedo 573, Colonia Bosque de Chapultepec I Sección, C.P. 11580 Ciudad de México

Practitioner's Responsibilities

Our responsibility is to express an opinion, as required by Annex P ‘Instructions for preparing the information statement in case of corporate restructurings’ of the Single Issuers Circular, about whether the condensed consolidated combined pro forma financial information has been compiled, in all material respects, by the Company’s Management on the basis of the applicable assumptions and criteria.

We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3420, Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus, issued by the International Auditing and Assurance Standards Board. This standard requires that the practitioner comply with ethical requirements and plan and perform procedures to obtain reasonable assurance about whether the Company’s Management has compiled, in all material respects, the pro forma financial information on the basis of the applicable assumptions and criteria.

For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the condensed consolidated combined pro forma financial information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the condensed consolidated combined pro forma financial information.

The purpose of condensed consolidated combined pro forma financial information included in a prospectus is solely to illustrate the impact of a significant event or transaction on unadjusted financial information of the entity as if the event had occurred or the transaction had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the event or transaction as of September 30, 2025, and December 31, 2024, and for the nine-month period ended September 30, 2025, and for the year ended December 31, 2024, would have been as presented.

An assurance engagement to report whether the pro forma financial information has been compiled, in all material respects, on the basis of the applicable assumptions and criteria, involves applying procedures to evaluate whether the assumptions and criteria used by the Company’s Management provide a reasonable basis for presenting the significant effects attributable to an event or transaction as if it had occurred at an earlier date, and to obtain sufficient and appropriate evidence as to whether:

•	The related pro forma adjustments give appropriate effect to those assumptions and criteria; and

•	The condensed consolidated combined pro forma financial information reflects the proper application of those adjustments to the unadjusted financial information.

The procedures selected depend on the practitioner's judgment, having regard to the practitioner's understanding of the nature of the company, the event or transaction in respect of which the condensed consolidated combined pro forma financial information has been compiled, and other relevant engagement circumstances.

The engagement also involves evaluating the overall presentation of the pro forma financial information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the condensed consolidated combined pro forma financial information has been compiled, in all material respects, on the basis of the applicable the assumptions and criteria has been properly compiled on the basis stated.

The pro forma financial information has been prepared for the purpose described above and, therefore, may not be suitable for any other purpose. In issuing this opinion, we do not accept or assume responsibility for any other purpose or to any person other than the Company who has access to this report, unless expressly agreed with our prior written consent.

PricewaterhouseCoopers, S. C.

C.P.C. Antonio Nivón Trejo

Audit Partner

Mexico City, December 4, 2025

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Condensed Consolidated Combined Proforma Statements of Financial Position as of September 30, 2025

(Figures expressed in thousands of Mexican pesos)

	ASUR	CPC Aeroportos	Proforma adjustments	Note	Proforma balances
Assets
CURRENT ASSETS:
Cash and cash equivalents	$16,259,294	$5,541,958	$6,655,315	a.	$28,456,567
Restricted cash	1,965,874	-	-		1,965,874
Accounts receivable - Net	1,504,580	966,302	-		2,470,882
Receivable from third parties	100,696	-	-		100,696
Recoverable income taxes	831,754	-	-		831,754
Other assets	693,228	811,902	-		1,505,130
Total current assets	21,355,426	7,320,162	6,655,315		35,330,903
NON-CURRENT ASSETS:
Land, furniture and equipment - Net	251,344	-	-		251,344
Intangible assets, airport concessions and goodwill - Net	54,928,587	37,913,690	-		92,842,277
Deferred income tax	-	2,834,209	-		2,834,209
Other non current assets	-	190,801	-		190,801
Investment accounted trought the equity method	285,255	-	-		285,255
Goodwill		-	6,716,177	a.	6,716,177
Total assets	$76,820,612	$48,258,862	$13,371,492		$138,450,966

Liabilities and Stockholders’ Equity
CURRENT LIABILITIES:
Bank loans	$45,428	$905,433	$627,000	c.	$1,577,861
Short term debt	288,710	-	-		288,710
Income tax payable	356,961	255,564	-		612,525
Accounts payable related parties	-	391,815	-		391,815
Obligations with the concession grantor	-	923,035	-		923,035
Accounts payable and accrued expenses	7,233,946	978,263	-		8,212,209
Total current liabilities	7,925,045	3,454,110	627,000		12,006,155
NON-CURRENT LIABILITIES:
Bank loans	12,281,504	23,247,625	23,816,126	a.	59,345,255
Long-term debt	8,616,232	2,604	-		8,618,836
Deferred income tax	3,804,716	-	-		3,804,716
Obligations with the concession grantor	-	9,402,746	-		9,402,746
Other accounts payable	-	1,707,143	-		1,707,143
Employee benefits obligations	59,015	-	-		59,015
Total liabilities	32,686,512	37,814,228	24,443,126		94,943,866
STOCKHOLDERS’ EQUITY
Controlling interest	36,951,264	10,444,634	(11,071,634)	b.	36,324,264
Non-controlling interest	7,182,836	-	-		7,182,836
Total stockholders’ equity	44,134,100	10,444,634	(11,071,634)		43,507,100
Total liabilities and stockholders’ equity	$76,820,612	$48,258,862	$13,371,492		$138,450,966

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Condensed Consolidated Combined Proforma Statements of income for the nine-month period ended September 30, 2025

(Figures expressed in thousands of Mexican pesos)

	ASUR	CPC Aeroportos	Proforma adjustments	Note	Proforma balances
Continuing operations:
Revenue
Aeronautical and non-aeronautical services	$22,557,907	$7,474,025	$-		$30,031,932
Construction services	3,710,450	-	-		3,710,450
Total revenue	26,268,357	7,474,025	-		33,742,382

Operating costs and expenses :
Cost of aeronautical and non-aeronautical services:
Costs of Services	3,813,251	2,675,121	-		6,488,372
Concession fee	2,119,571	285,929	-		2,405,500
Technical Assistance	302,634	-	-		302,634
Maintenance and Conservation	670,753	246,869	-		917,622
Other operating expenses and product	266,328	(4,696)	-		261,632
Depreciation and Amortization	2,176,593	857,860	-		3,034,453
Cost of construction services	3,710,450	-	-		3,710,450
Total operating costs and expenses	13,059,580	4,061,083	-		17,120,663

Operating profit	13,208,777	3,412,942	-		16,621,719
Interest income	1,200,017	317,546	-		1,517,563
Interest expense	(1,019,786)	(3,046,415)	(627,000)	c.	(4,693,201)
Exchange loss on foreign currency - Net	(1,750,393)	-	-		(1,750,393)
	(1,570,162)	(2,728,869)	(627,000)		(4,926,031)
Share of loss of the invesment accounted by the equity method	(3,185)	92,300	-		89,115

Net income before income taxes	11,635,430	776,373	(627,000)		11,784,803
Income taxes
Current Income tax	3,392,097	77,164	-		3,469,261
Deferred income tax	123,581	15,158	-		138,739
Net income for the year	$8,119,752	$684,051	$(627,000)		$8,176,803
Net income for the year attributable to:
Controlling interest	$7,775,190	$684,051	$(627,000)		$7,832,241
Non-controlling interest	344,562	-	-		344,562
	$8,119,752	$684,051	$(627,000)		$8,176,803
Other comprehensive income:
Items that will not be reclassified to income for the period:
Remeasurement of labor obligations	$-	$-	$-		$-
Items that might be reclassified to income for the period:
Effect of the foreign currency translation in subsidiaries	1,036,848	-	-		1,036,848
Total comprehensive income for the year	$9,156,600	$684,051	$(627,000)		$9,213,651
Comprehensive income for the year attributable to:
Controlling interest	$9,373,467	$684,051	$(627,000)		$9,430,518
Non-Controlling interest	(216,867)	-	-		(216,867)
Total comprehensive income for the year	$9,156,600	$684,051	$(627,000)		$9,213,651
Basic and diluted earnings per share expressed in Mexican Pesos	$25.92	$.34	$-		$26.26

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Condensed Consolidated Combined Proforma Statements of Financial Position as of December 31, 2024

(Figures expressed in thousands of Mexican pesos)

	ASUR	CPC Aeroportos	Proforma adjustments	Note	Proforma balances
Assets
CURRENT ASSETS:
Cash and cash equivalents	$20,083,457	$3,691,316	$7,545,391	a.	$31,320,164
Restricted cash	2,043,625	-	-		2,043,625
Accounts receivable - Net	2,804,341	1,024,701	-		3,829,042
Receivable from third parties	100,696	-	-		100,696
Recoverable income taxes	110,327	-	-		110,327
Other assets	513,565	1,123,369	-		1,636,934
Total current assets	25,656,011	5,839,386	7,545,391		39,040,788
NON-CURRENT ASSETS:
Investment in financial instruments	1,537,688	-	-		1,537,688
Land, furniture and equipment - Net	268,450	-	-		268,450
Intangible assets, airport concessions and goodwill - Net	55,886,163	37,632,249	-		93,518,412
Deferred income tax	-	2,657,411	-		2,657,411
Other non current assets	-	381,761	-		381,761
Investment accounted trought the equity method	288,440	-	-		288,440
Goodwill	-	-	8,959,112	a.	8,959,112
Total assets	$83,636,752	$46,510,807	$16,504,503		$146,652,062

Liabilities and Stockholders’ Equity
CURRENT LIABILITIES:
Bank loans	$687,716	$723,481	$947,800	c.	$2,358,997
Short term debt	443,814	-	-		443,814
Income tax payable	1,821,426	366,176	-		2,187,602
Accounts payable related parties	-	281,499	-		281,499
Obligations with the concession grantor	-	1,004,388	-		1,004,388
Accounts payable and accrued expenses	2,934,050	1,409,230	-		4,343,280
Total current liabilities	5,887,006	3,784,774	947,800		10,619,580
NON-CURRENT LIABILITIES:
Bank loans	2,163,853	22,094,456	27,001,274	a.	51,259,583
Long-term debt	10,064,073	1,557	-		10,065,630
Deferred income tax	3,852,813	-	-		3,852,813
Obligations with the concession grantor	-	8,268,032	-		8,268,032
Other accounts payable	-	1,865,217	-		1,865,217
Employee benefits obligations	56,382	-	-		56,382
Total liabilities	22,024,127	36,014,036	27,949,074		85,987,237
STOCKHOLDERS’ EQUITY
Controlling interest	54,212,922	10,496,771	(11,444,571)	b.	53,265,122
Non-controlling interest	7,399,703	-	-		7,399,703
Total stockholders’ equity	61,612,625	10,496,771	(11,444,571)		60,664,825
Total liabilities and stockholders’ equity	$83,636,752	$46,510,807	$16,504,503		$146,652,062

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Condensed Consolidated Combined Proforma Statements of income for the year ended December 31, 2024

(Figures expressed in thousands of Mexican pesos)

	ASUR	CPC Aeroportos	Proforma adjustments	Note	Proforma balances
Continuing operations:
Revenue
Aeronautical and non-aeronautical services	$28,484,488	$8,991,634	$-		$37,476,122
Construction services	2,848,299	-	-		2,848,299
Total revenue	31,332,787	8,991,634	-		40,324,421

Operating costs and expenses :
Cost of aeronautical and non-aeronautical services:
Costs of Services	4,534,094	3,697,027	-		8,231,121
Concession fee	2,557,671	383,674	-		2,941,345
Technical Assistance	400,838	-	-		400,838
Maintenance and Conservation	829,457	305,757	-		1,135,214
Other operating expenses and product	319,638	(14,258)	-		305,380
Depreciation and Amortization	2,322,984	1,646,008	-		3,968,992
Cost of construction services	2,848,299	-	-		2,848,299
Total operating costs and expenses	13,812,981	6,018,208	-		19,831,189

Operating profit	17,519,806	2,973,426	-		20,493,232
Interest income	1,615,065	343,223	-		1,958,288
Interest expense	(826,708)	(2,984,994)	(947,800)	c.	(4,759,502)
Exchange gain on foreign currency - Net	2,072,490	-	-		2,072,490
	2,860,847	(2,641,771)	(947,800)		(728,724)
Share of loss of the invesment accounted by the equity method	(7,760)	113,777	-		106,017

Net income before income taxes	20,372,893	445,432	(947,800)		19,870,525
Income taxes
Current Income tax	5,691,914	167,011	-		5,858,925
Deferred income tax	650,541	(158,326)	-		492,215
Net income for the year	$14,030,438	$436,747	$(947,800)		$13,519,385
Net income for the year attributable to:
Controlling interest	$13,551,429	$436,747	$(947,800)		$13,040,376
Non-controlling interest	479,009	-	-		479,009
	$14,030,438	$436,747	$(947,800)		$13,519,385
Other comprehensive income:
Items that will not be reclassified to income for the period:
Remeasurement of labor obligations	$(17,232)	$-	$-		$(17,232)
Items that might be reclassified to income for the period:
Effect of the foreign currency translation in subsidiaries	2,818,418	-	-		2,818,418
Total comprehensive income for the year	$16,831,624	$436,747	$(947,800)		$16,320,571
Comprehensive income for the year attributable to:
Controlling interest	$15,545,376	$436,747	$(947,800)		$15,034,323
Non-Controlling interest	1,286,248	-	-		1,286,248
Total comprehensive income for the year	$16,831,624	$436,747	$(947,800)		$16,320,571
Basic and diluted earnings per share expressed in Mexican Pesos	$45.17	$.21	$-		$45.38

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Condensed Consolidated Combined Proforma Financial Information as of September 30, 2025 and December 31, 2024

Thousands of Mexican pesos ($), Brazilian Reais (R$) and US dollars (USD$)

Note 1 - Overview:

Grupo Aeroportuario del Sureste’s information

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (the Company or ASUR), through its subsidiaries, holds concessions to operate, maintain, and develop nine airports in southeastern Mexico for 50 years, beginning November 1, 1998. As operators of these airports, they charge airlines, passengers, and other users certain fees for the use of airport facilities. They also receive rents and other income from activities carried out at the operated airports, such as leasing space for restaurants and other businesses. ASUR's concessions include the concession to operate Cancún International Airport, which in recent years has been one of the busiest airports in Mexico in terms of passenger traffic, and the busiest in terms of international passengers on scheduled service, according to the General Directorate of Civil Aeronautics, the competent federal authority in Mexico for aviation matters. They also have concessions to operate the airports of Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa.

Through its subsidiary Aeropuerto de Cancún, S. A. de C. V. (Cancún Airport), is shareholding of the 60% in Aerostar Airport Holding, LLC (Aerostar), which operates and manages Aeropuerto Internacional Luis Muñoz Marin (Airport LMM) in San Juan de Puerto Rico, and 100% the shares of Sociedad Operadora de Aeropuertos Centro Norte, S. A. (Airplan), domiciled in the city of Medellín, Colombia, who operates and administrate through a single concession (contract 8000011-OK) the following six Airports: Airport Olaya Herrera Medellín, Airport José María Córdoba from Rionegro, Airport El Caraño from Quibdó, Airport Los Garzones from Montería, Airport Antonio Roldán Betancourt from Carepa and Airport Las Brujas from Corozal.

Companhia De Participações Em Concessões (CPC Aeroportos)’s information

Companhia de Participações em Concessões is a subsidiary of Motiva de Infraestructura de Mobilidade, S.A. (Motiva), dedicated to the development, operation, and management of airport concessions in Brazil and Latin America. CPC Aeroportos manages a portfolio of 20 airports, 17 of which are located in Brazil, including terminals such as Belo Horizonte, Curitiba, Foz do Iguaçu, and Recife, and 3 abroad, located in Quito, Ecuador; San José, Costa Rica; and Curaçao. These airports serve more than 45 million passengers annually on domestic and international flights and operate under long-term concession agreements with federal and local authorities.

Transaction Description

On November 18, 2025, ASUR announced that it had reached a series of agreements with Motiva, a shareholder of CPC Aeroportos, through its subsidiary Aeropuerto de Cancun, S.A. C.V., for the purpose of acquiring 100% controlling interest in CPC Aeroportos. The total amount of the transaction will be R$5,000,000 or its equivalent of (USD$936,000) ($17,235,000 Mexican pesos).

The terms and conditions established in the corresponding contract for completing the Acquisition remain subject to various customary closing conditions. The closing of the transaction is expected to take place during the first half of 2026.

The transaction includes ASUR's contracting a line of credit (loan) from JP Morgan Chase Bank, N.A. for USD$1,299,000. This loan will have a variable annualized market interest rate (Term SOFR) published by the Federal Reserve Bank of New York (NYFRB) estimated at 3.51%, with a maturity date yet to be determined.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Condensed Consolidated Combined Proforma Financial Information as of September 30, 2025 and December 31, 2024

As of the date of this proforma condensed consolidated combined financial information, ASUR's obligation to complete the Acquisition and pay the full amount of the transaction is subject to the fulfillment or waiver by CPC Aeroportos' shareholders, as applicable, of various conditions precedent to transactions of this type, including obtaining the necessary airport infrastructure and competition authorizations in Brazil.

Note 2 - Basis for preparing the proforma Condensed Consolidated Combined Financial Information:

The Company’s pro forma condensed combined consolidated financial information as of September 30, 2025 and December 31, 2024, and the proforma condensed combined consolidated statements of comprehensive income for the nine-month period and for the year then ended (the “Proforma Condensed Combined Consolidated Financial Information”) is intended to reflect the terms and conditions set forth in the preliminary agreement for the acquisition of 100% of the capital and business of CPC Aeroportos, and to present the impact that the transactions carried out by those entities would have had on ASUR’s combined consolidated financial position and combined consolidated results, or on the application of accounting policies, criteria, or practices, as if those transactions had taken effect as of September 30, 2025, and December 31, 2024, for purposes of the combined consolidated statement of financial position, and as of January 1, 2025, and 2024, for purposes of the combined consolidated statement of comprehensive income of the combined consolidated statement of comprehensive income.

The figures included in the Proforma Condensed Combined Consolidated Financial Information in the column, “CPC Aeroportos,” include the combined financial information of CPC Aeroportos. The “Proforma Adjustments” columns, explained below, include the adjustments and assumptions applied to show the financial position as if the transaction had taken place on the dates described above. The figures included in the “Proforma Balances” column of the pro forma condensed consolidated combined financial information represent the simple sum of the “ASUR,” “CPC Aeroportos,” and “Proforma Adjustments” columns.

The not audited Condensed Proforma Combined Consolidated Financial Information of ASUR included herein should be read in conjunction with the audited annual consolidated financial statements as of December 31, 2024, prepared in accordance with International Financial Reporting Standards (IFRS), as well as its unaudited condensed interim financial information as of September 30, 2025, prepared in accordance with International Accounting Standard 34 (IAS 34) “Interim Financial Reporting”.

Base figures

The proforma condensed consolidated combined financial information has been compiled by ASUR's Management to illustrate the effects of the corporate restructuring that would have been had on ASUR's consolidated combined statements of financial position as of September 30, 2025 and December 31, 2024 and on its consolidated combined results for the nine-month period ended September 30, 2025 and the year ended December 31, 2024, respectively, assuming that the Transaction would have been carried out on September 30, 2025 and December 31, 2024, as well as on January 1, 2025 and 2024.

The financial information included in the “CPC Aeroportos” column has been obtained from the Company and prepared by its respective Management in accordance with IFRS accounting standards as adopted in Brazil, Ecuador, Costa Rica, and Curaçao. This proforma condensed consolidated combined financial information does not include any adjustments that may exist between these standards and IFRS accounting standards. The financial information for CPC Aeroportos has been converted to Mexican pesos using the exchange rate of Brazilian reais to Mexican pesos. The exchange rates used to convert Brazilian Reais to Mexican pesos as of the corresponding date are $3.4399 pesos per Brazilian Real as of September 30, 2025, and $3.3681 pesos per Brazilian Real as of December 31, 2024. For the income statement, an average exchange rate of $3.4505 pesos as of September 30, 2025, and $3.4004 pesos as of December 31, 2024, per Mexican peso was used.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Condensed Consolidated Combined Proforma Financial Information as of September 30, 2025 and December 31, 2024

In the proforma condensed consolidated combined financial information, certain reclassifications have been made with respect to the original presentation used in the not audited financial statements as of September 30, 2025, and in the audited financial statements as of December 31, 2024, of ASUR; as well as in the not audited financial information of CPC Aeroportos presented in the “CPC Aeroportos” column. However, there may be differences between ASUR's current accounting policies under IFRS and the not audited financial information of CPC Aeroportos that are not included in this proforma condensed consolidated combined financial information.

The proforma condensed consolidated combined financial information included is for illustrative purposes only and does not represent the actual consolidated combined operating results that would have been achieved had the transaction been completed on the assumed dates, nor is it intended to project ASUR's future consolidated combined operating results or financial position.

To present the effects of the acquisition of net assets on ASUR's pro forma financial statements, certain proforma adjustments and assumptions were applied to CPC Aeroportos' historical figures. From the date on which the Company acquires control of CPC Aeroportos' net assets, it will be the legal and accounting acquirer and will recognize the transaction as a business acquisition, applying the requirements of IFRS 3 "Business Combinations" in its financial statements.

The accounting treatment of the transaction will be carried out in due course in accordance with IFRS 3, which requires recognizing business acquisitions using the acquisition method. This method generally includes the following procedures and assessments: (i) determining whether a transaction or event qualifies as a business combination, (ii) identifying the acquirer (determining the company that obtains control of another business), (iii) determining the acquisition date, (iv) measuring and recognizing at fair value at the acquisition date the identified assets acquired, the liabilities assumed, and the non-controlling interest in the acquiree, (v) measuring the consideration at its fair value, and (vi) recognizing any difference between the consideration transferred and the net identifiable assets acquired, commonly known as acquired goodwill (asset) or gain on acquisition (profit or loss).

The Company interprets the consolidation of a controlled entity, as defined by IFRS 10, Consolidated Financial Statements, as occurring when the parent entity exercises control over the financial and operating policies of the controlled entity. This influence, or control, is manifested through the power of the controlling entity to make relevant decisions, within the framework defined in the business purchase contracts and the agreements contained therein, and which will definitively affect the performance and economic benefits of the controlled entity.

Proforma Adjustments and Assumptions

The pro forma adjustments and assumptions included in the Company's condensed consolidated combined financial statements as of September 30, 2025, and December 31, 2024, and the condensed consolidated combined statements of comprehensive income for the nine-month period ended September 30, 2025, and for the year ended December 31, 2024, and described below, represent adjustments to the Company's consolidated combined financial position and historical results.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Condensed Consolidated Combined Proforma Financial Information as of September 30, 2025 and December 31, 2024

a.	As a result of the proposed transaction, the Company's shareholders will acquire control of CPC Aeroportos, and the transaction will be accounted for as a business acquisition in accordance with IFRS 3, whereby the Company would acquire the net assets of CPC Aeroportos. For the purposes of the proforma consolidated combined statement of financial position, management has considered the carrying amounts of the net assets acquired as of September 30, 2025, and December 31, 2024, as described below:

	As of September 30, 2025	As of December 31, 2024
Intangible assets, airport concessions - Net	$37,913,690	$37,632,249
Bank loans	(24,153,058)	(22,817,937)
Obligations with the concession grantor	(10,325,781)	(9,272,420)
Deferred income tax	2,834,209	2,657,411
Working capital	3,984,773	1,915,707
Other assets	190,801	381,761

Net assets acquired	10,444,635	10,496,771
Less: Purchase price	17,160,811	19,455,883

Goodwill	$6,716,177	$8,959,112

The company will acquire a credit line (loan) from JP Morgan for USD$1,299,000, which, at the closing exchange rate of 18.3342 on September 30, 2025, represents $23,816,126 pesos, and at the closing exchange rate of 20.7862 on December 31, 2024, represents $27,001,274 pesos. This loan will be used to finance the acquisition of 100% of the controlling stake in CPC Aeroportos for USD$936,000 which, at the closing exchange rate of 18.3342 on September 30, 2025, represents $17,160,811 pesos, and at the closing exchange rate of 20.7862 on December 31, 2024, represents $19,455,883 pesos.

This adjustment reflects the preliminary consideration and allocation of the purchase price based on the carrying amount of the net assets acquired, as well as the cash payment of the purchase price and the loan to be assumed upon closing of the transaction, which were to be made in accordance with the Purchase Agreement.

For the purposes of these proforma consolidated combined financial statements, ASUR recorded the net assets acquired and the liabilities assumed in the transaction at their carrying amounts. However, once the transaction is completed, ASUR will determine the fair value of all net assets acquired in order to adjust the transaction within the measurement period, that is, no later than twelve months after the acquisition date. The calculation and allocation of the purchase price will be based on the fair values of the net assets acquired at the final acquisition date of the controlling interest of 100% of the capital in CPC Aeroportos. Consequently, the actual amounts of each of the acquired assets and liabilities, as well as the goodwill, will differ from these pro forma amounts, and the difference could be significant.

b.	The equity balances of CPC Aeroportos as of September 30, 2025 and December 31, 2024 will be eliminated as a result of the acquisition.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Condensed Consolidated Combined Proforma Financial Information as of September 30, 2025 and December 31, 2024

c.	The credit line (loan) obtained from JP Morgan for USD$1,299,000, assumed to be long-term, would pay an estimated interest of USD$34,200 corresponding to the estimated Term SOFR rate of 3.51%, which, at the closing exchange rate of 18.3342 on September 30, 2025, represents $627,000 Mexican pesos for the nine-month period ending on that date, and $947,800 Mexican pesos for the year ending December 31, 2024, at an exchange rate of 20.7862.

As of the transaction date, the identified tax effects are insignificant in the context of the pro forma adjustments and were therefore not included.

The completion of the aforementioned transactions is subject to approval by the ASUR Shareholders' Meeting.

Annex 2

ADS Voting Procedures

This Annex (the “Annex”) describes the voting procedures for holders of American Depositary Shares (“ADSs”) representing Series B shares of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (“ASUR”). These procedures are governed by the deposit agreement (the “Deposit Agreement”) dated September 28, 2000, between ASUR and The Bank of New York Mellon (the “Depositary”).

This Annex is for informational and guidance purposes only. If there are any conflicts, the terms of the Deposit Agreement will control. ADS holders are therefore advised to review the information directly with their advisors.

1.	Notice of Meeting and Delivery of Materials

•	ASUR will request that the Depositary send ADS holders the shareholders’ meeting notice. The Depositary will also send relevant materials and voting instruction forms.

•	The Depositary will deliver these materials well before the meeting date. Delivery will comply with applicable law and the Deposit Agreement.

2.	Issuance and Delivery of Voting Instructions

•	ADS holders will receive voting instruction forms from the Depositary. ADS holders use these forms to instruct the Depositary on how to vote the underlying Series B shares. ADS holders must complete and return the forms to the Depositary before the deadline.

3.	Exercise of Voting Rights by the Depositary

•	The Depositary will vote the underlying Series B shares according to instructions received on time through the voting forms.

4.	Treatment of Uninstructed Votes

•	If the Depositary does not receive voting instructions by the deadline, it will consider you to have authorized and directed it to vote the number of deposited securities represented by your ADSs on any question in the same proportion that all other shares of capital stock of the company are voted on such question at the relevant stockholders’ meeting.

5.	Practical Considerations for ADS Holders

•	Review all materials carefully
•	Submit voting instructions before the deadline
•	Contact your financial intermediary or the Depositary if you have questions about the forms, deadlines, or process
•	Keep a copy of your submitted instructions for your records

CORPORATE RESTRUCTURING INFORMATION STATEMENT

December 4, 2025

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.

Bosque de Alisos 47-A, Piso 4

Col. Bosques de las Lomas, Cuajimalpa de Morelos

C.P. 05120, Ciudad de México, México

Markets where listed: Bolsa Mexicana de Valores, S.A.B. de C.V. and New York Stock Exchange

BMV ticker symbol: ASUR

NYSE ticker symbol: ASR

Filed in accordance with Article 104 section IV of the Securities Market Law and Article 35 of the General Provisions Applicable to Issuers of Securities and other Securities Market Participants issued by the National Banking and Securities Commission. ASUR is a foreign private issuer under the rules of the U.S. Securities and Exchange Commission and is therefore exempt from the proxy rules set forth in the Securities Exchange Act of 1934.

Capitalized words and terms not defined in this Information Statement shall have the meanings ascribed to them in the Issuer's annual report for the year ended December 31, 2024, which may be consulted by accessing the Issuer's website at www.asur.com.mx/inversionistas and the Mexican Stock Exchange's website at www.bmv.com.mx.